

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company has today been notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 21 March 2006 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 425 pence per share. The transactions took place on the London Stock Exchange. The shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares purchased by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares acquired
Steve Mogford	30
Ian King	30

2. Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company has been notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that the trustee has transferred 6,768 ordinary shares of 2.5 pence each in BAE Systems plc for nil consideration from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares). The transfer was made following the forfeiture of shares, under the Rules of the BAE Systems Share Incentive Plan, from participants who have left the BAE Systems group.

Each of the following individuals, as executive directors, are deemed, along with certain other group employees, to have an interest in the aggregate balance of 116,042 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares):

- Chris Geoghegan
- Michael Lester
- Steve Mogford
- Mark Ronald
- George Rose
- Mike Turner.

22 March 2006

BAE SYSTEMS plc

MARITIME SECTOR RESTRUCTURING

BAE Systems plc has noted the recent rise in the share price of Babcock International Group PLC. BAE Systems plc and other major naval contractors have recognised for some time that a restructuring of the UK naval surface ship and submarine sectors would be to the benefit of both the Ministry of Defence and industry. A number of exploratory discussions have therefore taken place between industry participants about potential business combinations. Furthermore, the Defence Industrial Strategy, set out in the Defence White Paper published in December 2005, clearly stated HMG's view that there is need for consolidation of the UK's Maritime Industrial Base.

Against this background, BAE Systems plc confirms that it is considering various options in relation to the restructuring of the maritime sector. It is engaged in exploratory discussions with VT Group plc with respect to a potential joint acquisition of Babcock International Group PLC. No approach has yet been made to the Board of Babcock International Group PLC and there is no certainty that any offer will be made. A further announcement will be made if appropriate.

23 March 2006